BAE Systems corporate broking appointments

28 July 2005

Following a review of its corporate broking arrangements BAE Systems is pleased to announce the reconfirmation of ABN AMRO Hoare Govett and the appointment of UBS Investment Bank as joint brokers to the company.

Issued by:
BAE Systems plc
London